PULSE BIOSCIENCES, INC.
957 Point Eden Way
Hayward, California 94545

April 22, 2020

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549-3561
Attention:	Mr. Jeffrey Gabor
Ms. Celeste Murphy

Re:	Pulse Biosciences, Inc.
Registration Statement on Form S-3
Filed April 6, 2020
File No. 333-237577

Acceleration Request
Requested Date: April 24, 2020
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pulse Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3, as amended, (File No. 333-237577) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff of the Securities and Exchange Commission.
The Company hereby authorizes Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to make such request on the Company’s behalf.
The Company requests that it be notified of the effectiveness of the Registration Statement by contacting Andrew D. Hoffman at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

PULSE BIOSCIENCES, INC.
By:	/s/ Sandra A. Gardiner
Sandra A. Gardiner Chief Financial Officer, Executive Vice President of Finance and Administration, Secretary and Treasurer

cc:          Andrew D. Hoffman, Esq.,
Wilson Sonsini Goodrich & Rosati, P.C.